EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIOS

Florida Community Banks, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)

Pretax income	$17,323	$37,760	$29,622
Add fixed charges:
Interest on deposits	33,381	29,741	13,864
Interest on borrowings	5,009	4,624	3,521
Portion of rental expense representing interest expense	66	62	61
Total fixed charges	38,456	34,427	17,446

Income before fixed charges	$55,779	$72,187	$47,068

Pretax income	$17,323	$37,760	$29,622
Add fixed charges (excluding interest on deposits):
Interest on borrowings	5,009	4,624	3,521
Portion of rental expense representing interest expense	66	62	61
Total fixed charges	5,075	4,686	3,582

Income before fixed charges (excluding interest on deposits)	$22,398	$42,446	$33,204

Ratio of Earnings to Fixed Charges
Including interest on deposits	1.45	2.10	2.70
Excluding interest on deposits	4.41	9.06	9.27